





 Kevin Dahlstrom

Swell

Swell + WEFUNDER

Here's your opportunity to invest in Swell!

Swell Founding Member:

I have some exciting news! 🎉

In a recent survey, over 600 Swell Founding Members said that they'd like to invest in Swell (the company itself) and become both a customer and an investor.[1] It's a great way to live our tagline: Let's Make Bank Together!

I'm happy to announce that the Swell Board of Directors has approved our plan so you can just do that! **As a Swell Founding Member, you get early access.**

Swell is partnering with Wefunder, a leading crowdfunding platform,[2] to give individual investors (both accredited and non-accredited) the opportunity to be among the first to invest.[3] To learn more and consider investing, visit Swell's Wefunder Page.

Learn More & Invest

As a Swell Founding member, you can invest before the opportunity is available to the public on the Wefunder platform. Whether you invest $500 (the minimum) or $100,000, I invite you to invest alongside me and the rest of the Swell executive team.

For more details and to make your investment, visit Swell's Wefunder page. We created a short video you might enjoy watching (some of you are featured in it). Again, this opportunity to invest in Swell is available to everyone — you don't need to be an accredited investor to participate.

Let's Make Bank Together!

Kevin 👍

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1. Based on a Swell Community survey from August 2022 with over 700 respondents.
2. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.
3. The investment in Swell is through an instrument called a Simple Agreement for Future Equity (SAFE). To learn more about SAFEs visit: https://wefunder.com/updates/139885-safes-101 or https://help.wefunder.com/#/investor/contracts

This is an advertisement.

Swell Financial, Inc. is a technology company, not a bank. Swell is not a member of the FDIC, and not all products and services promoted and supported by Swell benefit from FDIC deposit insurance. Banking services and line of credit services are provided by Central Pacific Bank, Member FDIC. Qualifications to open Swell Cash and Swell Credit accounts are set by Central Pacific Bank. Visit www.swellmoney.com/qualifications for more details on product qualifications.

The Swell Cash deposit account product, for which Central Pacific Bank is the depository, is FDIC-insured for deposits up to $250,000 per depositor. The Swell Debit Mastercard® is issued by Central Pacific Bank pursuant to a license from Mastercard and may be used everywhere Mastercard debit cards are accepted. The Swell Credit unsecured line of credit product is not FDIC-insured.

Swell Cash and Swell Credit are not available in all states. Visit www.swellmoney.com/qualifications for more details.

Confidential: This e-mail (including any attachments hereto), is intended only for use by the addressee(s) named herein and may contain confidential information. If you have received this e-mail in error, please immediately email us at contact@swellmoney.com and delete this e-mail. You are hereby notified that any dissemination, distribution or copying of this e-mail and/or any attachments hereto, is strictly prohibited.

Swell Financial, Inc., PO Box 371680, Denver, CO 80237-5680
Call Swell Member Services at 1-855-808-5220.





Kevin Dahlstrom

Swell

Swell + WEFUNDER

Here's your opportunity to invest in Swell!

Swell Founding Member:

The response to our crowdfunding campaign has been fantastic! In just a few days the Swell Community has invested over $200,000. We're doing this crowdfund to give Founding Members like you the opportunity to be both an investor and customer and we're honored to see so many of you take advantage of that opportunity.

Remember, this opportunity is available to everyone—whether you're accredited or unaccredited. **Visit Swell's Wefunder page to learn more and invest.**[1]

A couple of important updates (including Swell swag for anyone who invests):

We're pitching Swell to you — LIVE!

We'll be doing a live webcast next Tuesday, October 18 at 5pm MT. I'll be talking about Swell's vision and our CTO, Ryan LaMountain, will give a demo of the Swell app and a sneak peek at future features. Don't miss it!

Sign Up for Our Webcast

All investors will get Swell swag!

MAKE
MONEY
MOVES

Many of you have asked if investors get Swell swag. The answer is… of course! Everyone who invests will get a Swell beanie hat (just in time for winter) and sticker pack.

Anyone who invests $5,000 or more also gets a sweet Swell hoodie.

Whether you invest $500 (the minimum) or $100,000, I invite you to invest alongside me and the rest of the Swell executive team and become part of the Swell journey.

Let's Make Bank Together!

Kevin 👍

1. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.

Swell Financial, Inc., PO Box 371680, Denver, CO 80237-5680
Call Swell Member Services at 1-855-808-5220.



Kevin Dahlstrom

Swell

Swell + WEFUNDER

Here's your opportunity to invest in Swell!

Swell Founding Member:

Here's your last chance to invest in Swell before it's available to the public.

Visit Swell's Wefunder page to learn more and invest.[1]

As a Swell Founding Member you get early access to invest in Swell through Wefunder before the campaign opens to the public on October 19.

REMINDER: We're pitching Swell to you — LIVE!





We'll be doing a live webcast next Tuesday, October 18 at 5pm MT. I'll be talking about Swell's vision and our CTO, Ryan LaMountain, will give a demo of the Swell app and a sneak peek at future features. Don't miss it!

Sign Up for Our Webcast

I hope you join me on Swell's journey by becoming both a Swell investor and customer!

Let's Make Bank Together!

Kevin 👍

1. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.

Swell Financial, Inc., PO Box 371680, Denver, CO 80237-5680
Call Swell Member Services at 1-855-808-5220.

Kevin Dahlstrom

Swell

Swell + WEFUNDER

Here's your opportunity to invest in Swell!

Hi Swell Founding Member,

As a Swell Founding Member, you get early access to invest in Swell through Wefunder before the campaign opens to the public on **October 19.**

Visit Swell's Wefunder page to learn more and invest.[1]

REMINDER: We're pitching Swell to you — LIVE!



We'll be doing a live webcast tomorrow, Tuesday, October 18 at 5pm MT. I'll be talking about Swell's vision and our CTO, Ryan LaMountain, will give a demo of the Swell app and a sneak peek at future features. Don't miss it!

Sign Up for Our Webcast

I hope you join me on Swell's journey by becoming both a Swell investor and customer!

Let's Make Bank Together!

Kevin 👍

---

1. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.



Kevin Dahlstrom

Swell

Swell + WEFUNDER

Hi Swell Founding Member,

Great news! Swell's crowdfunding campaign is now open to the public at wefunder.com/swell. So now you can share Swell with fellow strivers and friends.

Share on Twitter

Share on LinkedIn

If you missed our recent webcast, the video is now available on Swell's Wefunder page, where you can get a sneak peek of Swell's vision and the app and learn more about the opportunity to invest in Swell.[1]

Thank you for being part of our community and joining us on this journey.

Kevin 👍

1. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.

Swell Financial, Inc., PO Box 371680, Denver, CO 80237-5680
Call Swell Member Services at 1-855-808-5220.





Kevin Dahlstrom

Swell

Swell + WEFUNDER

Here's your opportunity to invest in Swell!

Hi Swell Founding Member,

It looks like we missed you at Swell's webcast. If you want to get a sneak peek of the app and learn more about Swell's vision, the webcast video is now available on Swell's Wefunder page. You can also learn more about the opportunity and invest.[1]

Learn More

I hope you join me on Swell's journey by becoming both a Swell investor and customer!

Let's Make Bank Together!

Kevin 👍

1. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.

This is an advertisement.

Swell Financial, Inc. is a technology company, not a bank. Swell is not a member of the FDIC, and not all products and services promoted and supported by Swell benefit from FDIC deposit insurance. Banking services and line of credit services are provided by Central Pacific Bank, Member FDIC. Qualifications to open Swell Cash and Swell Credit accounts are set by Central Pacific Bank. Visit www.swellmoney.com/qualifications for more details on product qualifications.

The Swell Cash deposit account product, for which Central Pacific Bank is the depository, is FDIC-insured for deposits up to $250,000 per depositor. The Swell Debit Mastercard® is issued by Central Pacific Bank pursuant to a license from Mastercard and may be used everywhere Mastercard debit cards are accepted. The Swell Credit unsecured line of credit product is not FDIC-insured.

Swell Cash and Swell Credit are not available in all states. Visit www.swellmoney.com/qualifications for more details.

Confidential: This e-mail (including any attachments hereto), is intended only for use by the addressee(s) named herein and may contain confidential information. If you have received this e-mail in error, please immediately email us at contact@swellmoney.com and delete this e-mail. You are hereby notified that any dissemination, distribution or copying of this e-mail and/or any attachments hereto, is strictly prohibited.

Swell Financial, Inc., PO Box 371680, Denver, CO 80237-5680
Call Swell Member Services at 1-855-808-5220.

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 **Kevin Dahlstrom**



Hello fellow investors—and Happy Holidays!

Several of you have asked when your Wefunder investment in Swell will close. Swell will be filing the required paperwork with the SEC in the next 2 weeks and then there is a required 21 day waiting period. So we expect to close in mid January. You'll hear from us before closing.

If you've signed up for the Swell community you received an email update recently. The Swell app is in app stores and we're rolling out Swell Cash and Swell Credit (slowly) right now.

We appreciate your support and will keep you updated on our progress.

Thanks,

Kevin 👍

 **Kevin Dahlstrom**

Hi Swell Founding Member,

On behalf of the whole Swell team, a heartfelt thank you for reserving your investment in Swell via Wefunder. We're honored that you're joining us on this journey.

And we're also counting on you—to be a great customer and to tell your friends about Swell.

It starts now — by reserving your investment in Swell via Wefunder you get to jump to the front of the line to apply for a Swell account!

Schedule Now

And equally importantly, tell your friends about Swell! Our crowdfunding campaign is now open to the public at wefunder.com/swell.

(P.S. If you didn't catch our recent Swell/Wefunder webcast, check it out here for a sneak peek at Swell's vision and the Swell app.)

Kevin 👍

 **Kevin Dahlstrom**

Hi Swell Founding Member,

On behalf of the whole Swell team, a heartfelt thank you reserving your investment in Swell. We're honored that you're joining us on this journey.

And we're also counting on you—to be a great customer and to tell your friends about Swell.

By reserving your investment in Swell via Wefunder **you're jumping to the front of the line** to get a Swell account as soon as it's available in your state (hopefully next month!)[1].

In the meantime, **tell your friends about Swell!** Our crowdfunding campaign is now open to the public at wefunder.com/swell.

(P.S. If you didn't catch our recent webcast check it out here for a sneak peek at Swell's vision and the Swell app.)

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1. Swell Cash and Swell Credit are not available in all states. See www.swellmoney.com/qualifications for more details.

 **Kevin Dahlstrom**  *Swell*

 **Swell** + **WEFUNDER**

Here's your opportunity to invest in Swell!

Hi Swell Founding Member,

Thank you for attending Swell's webcast. We hope you enjoyed learning more about Swell's vision and seeing a sneak peek of the Swell app.

The webcast video is now available on Swell's Wefunder page where you can learn more about the opportunity and invest.[1]

Learn More

I hope you join me on Swell's journey by becoming both a Swell investor and customer!

Let's Make Bank Together!

Kevin 👍

---

1. Wefunder charges a fee to invest using the Wefunder investment platform. Swell receives no portion of any fee charged to investors by Wefunder. For more details, visit https://help.wefunder.com/payment/294869-how-is-wefunder-compensated.